United States Securities & ... Comm.
12g 3-2 (b) Exemption No. ...
WESTWARD EXPLORATIONS LTD.

82-3027



BCSC

British Columbia Securities Commission


SEC MAIL PROCESSING
RECEIVED
JUN 12 2003
WASH. D.C.
181
SECTION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

SUPPL


03022690

Freedom of Information and Protection of P... nation requested on this form is collected under the authority of and used for the purpose ...t. Questions about the collection or use of this information can be directed to the Supervis... 6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. ...-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WESTWARD EXPLORATIONS LTD.			03	03	31	03	05	27
ISSUER ADDRESS 2300 – 1066 WEST HASTINGS STREET								
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6E 3X2	ISSUER FAX NO. 604-893-7071			ISSUER TELEPHONE NO. 604-688-1508		
CONTACT PERSON JUNE BALLANT		CONTACT'S POSITION CONTROLLER				CONTACT TELEPHONE NO. 604-688-1508		
CONTACT EMAIL ADDRESS jballant@windarra.com		WEB SITE ADDRESS						

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVEN BRUNELLE	03	05	27
"John Pallot"	JOHN PALLOT	03	05	27

FIN51-901F Rev.2000/12/19

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

dlw 6/16

WESTWARD EXPLORATIONS LTD.
FORM 51-901F – QUARTERLY REPORT
MARCH 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended March 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 6 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 8 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 voting common shares, without par value

   b) Shares issued and outstanding:

	Number of Shares		Amount
Balance, March 31, 2003	18,697,548	$	5,996,533

4. c) Options, warrants and convertible securities outstanding:

   See Note 7 in the attached unaudited financial statements.

   d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director:	Peter Dunfield
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. The Company's business

The Company is in the business of exploring mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's exploration activities have been centered on precious metal properties in Canada and South America.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. Operations and financial discussions

Mineral properties and exploration

Magnacon Properties, Ontario

In 1995 the Company acquired an 11.11% interest in this property from its parent. A consultant's report prepared by Watts, Griffiths & McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. Magnacon property was mined between 1989 and 1990.

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on the Magnacon properties until River Gold completes a $2M work commitment over the next 2 years. As a result of the sale, River Gold is the operator of the Joint Venture. Despite the valuation and firm work commitment from River Gold, on September 30, 2001, in accordance with recent recommendations by the CICA, the Company wrote-down the mineral claims and related deferred explorations costs to a nominal value.

Magnacon Joint Venture Work Programme

In 2002, River Gold Mines Ltd. 75% owner and operator of the Magnacon Joint Venture started an exploration and drilling program on the Magnacon Property and released the results in a news release dated November 26, 2002. Excerpts pertaining to the property follows:

"Magnacon project

A 7,000-metre drilling program designed to provide a systematic evaluation of the Magnacon properties has commenced. As part of this, a target arising out of a compilation program has returned promising early results.

Drill hole MM-02-4, drilled 4.2 kilometres southeast of the formerly producing Magnacon mine, encountered a core length of 2.44 metres grading 35.96 g/t Au or 14.16 g/t Au when cut to 34.28 g/t Au (1.0 ounce/ton). Step-out hole MM-02-5, 30 metres to the south, cut 6.72 g/t Au over a core length of 1.71 metres. Hole MM-03-5 was drilled at right angles to previous holes and returned 1.06 g/t Au over 2.01 metres.

SIGNIFICANT ASSAYS

Hole	From (m)	To (m)	Grade (g/t)	Cut* (g/t)
MM-02-4	129.57	132.01	35.96	14.16
MM-02-5	36.58	38.29	6.72	6.72
MM-02-6	120.40	122.41	1.06	1.06

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Magnacon Properties, Ontario (cont'd…)

*Gold assays cut to an arbitrary 34.28 g/t (1.0 ounce/ton)

Gold occurs in distinct white quartz veins with accessory galena and pyrite within a broad south-southeast-striking, 45-degrees-north-dipping shear zone which straddles the contact of mafic volcanic rocks and sedimentary rocks. Further drilling is required to determine the orientation, geometry and size of this newly discovered vein system. Follow-up drilling is tentatively planned for late December or early next year."

In a joint venture report dated April 30, 2003, River Gold reported the completion of a 12 hole drilling program "to test the geometry and continuity of the Hollinger South occurrence. Drilling encountered narrow gold enriched intervals yet failed to establish continuity of the high grade vein encountered in 2002."

In a news release dated May 21, 2003, River Gold reported "at the Mishi-Magnacon complex, work commenced on an underground exploration program designed to evaluate high-priority targets, River Gold is currently dewatering old workings and plans to be breaking new ground this summer."

Budget and Expenditure: In 2002, $474,308 was spent on the Magnacon property. An additional $541,568 was spent for the quarter ended March 31, 2003 for a total Joint Venture expenditure of $1,015,876 on the Magnacon properties. River Gold earlier proposed to spend $3.5M on the properties in 2003, but is considering limiting the 2003 exploration program to approximately $2.5M. Under the proposed budget, Westward's contribution will be approximately 11.11% of $1M or $111,100.

Management is planning to contribute its share of 11.11% of the work program proposed after River Gold completes its $2M expenditure on the properties. The Company is finalizing arrangements to hire an independent geological consultant to review the data from the recently completed drilling and the work proposed.

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. The properties are in good standing for 20 years. Cameco Corporation the operator of the joint venture has not proposed any work program for this year.

Other Properties and Projects: The Company is actively reviewing proposals for joint venture in several mining properties including a silver property in British Columbia and an oil and gas play in Saskatchewan.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Financial discussion

Because the Company dropped its interest in the Adelaide Partnership, its operating expenses of $54,710 are lower than the $74,808 incurred in the same period in 2002. The variance is due to a drop in business development fees from $15,200 in 2002 to nil in 2003.

During the current period, the Company received a $50,000 settlement from the Province of British Columbia relative to the government's expropriation of the Shuttleworth claims located in the Alberni Mining Division in 1994. For the same period last year, the Company had a net gain of $17,159 in its transactions in Tenke shares. With the increase in other items and a reduction in the expenses, the Company recorded a net gain of $18,797 for the 6-month period ending March 31, 2003 compared to a net loss of $38,230 for the same period last year.

The Company did not raise any capital during the period , however, a financing will be necessary to fund its participation in the Magnacon Project and any new project identified.

3. Contingencies

During 1999, CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

4. Working Capital Position

At March 31, 2003, the Company had working capital of $49,619. In addition, the Company has long-term marketable securities presently valued at $57,500 (book value = $25,221) and a receivable from parent, Windarra Minerals Ltd. of $1,050,743. Westward is working on financing options in anticipation of its participation in the Magnacon Joint Venture and new acquisitions, which will be announced in due course.

5. Management Changes

The Company held its Annual General Meeting on February 19, 2002 in which last year's Board was re-elected except for Jay Sujir who did not to stand for re-election.

WESTWARD EXPLORATONS LTD.
Balance Sheets
Unaudited

	March 31 2003	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 67,958	$ 78,626
Receivables	6,433	5,360
	74,391	83,986
Long term investment (Note 3)	25,221	25,221
Due from Windarra Minerals Ltd. (Note 4)	1,050,743	1,027,498
Capital assets (Note 5)	1,265	1,479
Mineral properties (Note 6)	2	2
Deferred exploration costs (Note 6)	1	1
	$ 1,151,623	$ 1,138,187
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,772	$ 30,133
Shareholders' equity		
Capital stock (Note 7)	5,996,533	5,996,533
Deficit	(4,869,682)	(4,888,479)
	1,126,851	1,108,054
	$ 1,151,623	$ 1,138,187

Contingency (Note 11)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended Mar 31, 2003	3 months ended Mar 31, 2002	6 months ended Mar 31, 2003	6 months ended Mar 31, 2002
EXPENSES				
Administration fees	$ 3,000	$ 6,000	$ 6,000	$ 12,000
Amortization	103	140	214	233
Audit and accounting	6,475	4,750	9,475	6,750
Business development	-	4,000	-	15,200
Legal	791	491	791	4,533
Management and financial consulting	7,500	9,600	13,250	17,200
Office & miscellaneous	4,244	3,615	7,705	5,152
Public relations	1,255	302	1,538	781
Regulatory fees	4,196	3,010	4,266	4,560
Rent & reception	2,475	3,000	4,950	6,000
Technical consulting	-	-	2,800	-
Transfer agent fees	1,995	1,824	2,532	2,399
Travel & related costs	1,189	-	1,189	-
	33,223	36,732	54,710	74,808
Loss from operations	(33,223)	(36,732)	(54,710)	(74,808)
OTHER ITEMS				
Interest income	11,693	9,123	23,507	19,419
Gain on option of mineral property	-	-	-	88,597
Gain on expropriation of mineral property	-	-	50,000	-
Loss on sale of investments	-	(49,746)	-	(71,438)
	11,693	(40,623)	73,507	36,578
Income (Loss) for the period	(21,530)	(77,355)	18,797	(38,230)
Deficit, beginning of period	(4,848,152)	(4,746,184)	(4,888,479)	(4,785,309)
Deficit, end of period	$ (4,869,682)	$ (4,823,539)	$ (4,869,682)	$ (4,823,539)
Loss per share	$ (0.01)	$ (0.01)	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Cash Flows
Unaudited

	3 months ended Mar 31, 2003	3 months ended Mar 31, 2002	6 months ended Mar 31, 2003	6 months ended Mar 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (Loss) for the period	$ (21,530)	$ (77,355)	$ 18,797	$ (38,230)
Items not affecting cash:				
Accrued interest income	(11,591)	(9,082)	(23,245)	(19,337)
Amortization	103	140	214	233
Loss on sale of investment	-	49,746	-	71,438
Gain on option of mineral property	-	-	-	(88,597)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(1,475)	(295)	(1,073)	8,218
Increase (decrease) in accounts payable and accrued liabilities	178	(5,958)	(5,361)	(14,623)
Net cash used in operating activities	(34,315)	(42,804)	(10,668)	(80,898)
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to (from) Windarra Minerals Ltd.	-	(67,000)	-	(62,000)
Proceeds on sale of investment	-	149,673	-	220,022
Acquisition of capital assets	-	-	-	(722)
Net cash used in investing activities	-	82,673	-	157,300
Change in cash and equivalents during the period	(34,315)	39,869	(10,668)	76,402
Cash and equivalents, beginning of period	102,273	40,011	78,626	3,478
Cash and equivalents, end of period	$ 67,958	$ 79,880	$ 67,958	$ 79,880

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage, as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31 2003	Sept 30 2002
Working capital	$ 49,619	$ 53,853
Deficit	(4,869,682)	(4,888,479)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long-term investments

Long-term investments include publicly traded securities, which are stated at cost or quoted market value and adjusted to net realizable value if there is a decline in value that is other than temporary.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LONG-TERM INVESTMENTS

	Mar 31 2003	Sept 30 2002
Shares of publicly trade companies	$ 25,221	$ 46,004
Less: Written-down	-	(20,783)
	25,221	25,221
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 25,221	$ 25,221

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During fiscal 2002, management of the Company determined that it would not proceed with the investment and accordingly, all related costs were written-off to operations in that period.

4. DUE FROM WINDARRA MINERALS LTD.

The amounts due from Windarra Minerals Ltd. ("Windarra"), who owns approximately 72% of the common shares of the Company, are unsecured, bear interest at the prime rate and have no specific terms of repayment.

The fair value of this loan is not determinable, as it has no specific terms of repayment.

5. CAPITAL ASSETS

	Mar 31 2003			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 4,371	$ 3,106	$ 1,265	$ 4,371	$ 2,892	$ 1,479

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Little Deer Lake Claims	Magnacon Claims	Total Mar 31 2003	Little Deer Lake Claims	Magnacon Claims	Total Sept 30 2002
Balance, beginning of period	$ 1	$ 2	$ 3	$ 1	$ 2	$ 3
Balance, end of period	$ 1	$ 2	$ 3	$ 1	$ 2	$ 3

Little Deer Lake claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon claims, Ontario

The Company previously acquired from its parent company, Windarra, an 11.12% beneficial interest in certain mineral claims in the Sault Ste. Marie Division, Ontario. The Company wrote down the mineral claims and related deferred exploration costs to a nominal value.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
As at March 31, 2003	18,697,548	$ 5,996,533

As at March 31, 2003, 13,474,215 common shares of the Company are held by Windarra.

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.20	August 18, 2004
810,000	0.15	May 16, 2006

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $6,000 to an officer of the Company.

b) Paid or accrued office rent of $825 to Windarra.

c) Paid or accrued management and financial consulting fees of $5,250 to a director of the Company.

d) Paid or accrued corporate administration fees of $6,000 to a Company with a common director.

e) The Company accrued interest income of $23,245 from Windarra.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposit, receivables, long-term investments, amounts due from Windarra Minerals Ltd., and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. CONTINGENCY

a) During 1999, the CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

   Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Courts of Canada. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in these financial statements.

b) During the previous year, the former President signed an agreement on behalf of the Company between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which the Company would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover the Company's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

WESTWARD EXPLORATIONS LTD.



Windarra Resource Group

CORPORATE DATA

MAY 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, Director / President
June Ballant, Secretary
Steven Brunelle, Director
Peter Dunfield, Director

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: jpallot@windarra.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	18,697,548
Escrow:	Nil
Options:	1,020,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WWE
Cusip No.: 96168D 10 7